FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Decision on Extending Trust Contract, etc for Repurchase of Treasury Stocks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 9, 2010	By:	/s/ Chang Keun Kim
			Name:	CHANG KEUN KIM
			Title:	Chief Executive Officer

Decision on Extension of Trust Contract, etc. for Repurchase of Treasury Stocks

1. Contract Amount (KRW)	Before Extension	7,880,122,992
After Extension	7,880,122,992
2. Extension Period	From	04/12/2010
To	10/11/2010
3. Purpose of Extension	Stabilization of stock price
4. The Other Party to the Contract Extension	Hana Bank
5. Scheduled Date of Contract Extension	04/12/2010
6. Treasury Stock Holdings before Extension	Number of Shares Directly Held	Common Shares	511,700	Ratio (%)	3.94
Preferred Shares	-	Ratio (%)	-
Number of Shares indirectly Held through Trust Contract, etc	Common Shares	605,352	Ratio (%)	4.67
Preferred Shares	-	Ratio (%)	-
7. Date of Board of Directors Resolution	04/09/2010
- Attendance of Outside Directors	Present(No.)	3
Absent(No.)	-
- Attendance of Auditors(member of Audit Committee)	Attend
Broker of entrustment investment	-
Other references concerning investment decisions	-